No-Act

Act Investment Company Act of 1940
Section 12(d)(1)(A)
Rule
Public
Availability 6/3/11

June 3, 2011
Our Ref. No. 2010471237
Red Rocks Capital, LLC
File No. 811-67832

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 2, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 12(d)(1)(A) of the Investment Company Act of 1940 ("1940 Act") against Red Rocks Capital, LLC ("Red Rocks"), or a registered investment company advised or sub-advised by Red Rocks (each, a "Fund" and together, the "Funds"), if a Fund purchases or otherwise acquires shares of certain foreign investment companies, as described below ("Foreign Funds"), in excess of the limits in Section 12(d)(1)(A) of the 1940 Act.

I. Facts

You state that each Fund is an open-end management investment company registered under the 1940 Act.[1] You state that each Fund's investment objective is maximizing total return. You state that each Fund invests at least eighty percent of its assets in, among other things, securities of U.S. and non-U.S. companies listed on a national securities exchange (or foreign equivalent) that have a substantial portion (or a majority) of their assets invested in or exposed to private companies, or have a stated intention of having a substantial portion (or a majority) of their assets invested in or exposed to private companies ("Listed Private Equity Companies").[2] You state that the Listed Private Equity Companies in which the Funds may invest include, among others, investment companies, as defined in Section 3(a)(1) of the 1940 Act, organized

1 Red Rocks, an investment adviser registered under the Investment Advisers Act of 1940, currently serves as sub-adviser to the JNL/Red Rocks Listed Private Equity Fund (a diversified fund) and the ALPS/Red Rocks Listed Private Equity Fund (a non-diversified fund). You state that each Fund that is a diversified fund will treat its investments in any Foreign Fund as "other securities" for purposes of Section 5(b)(1) of the 1940 Act.

2 You state that Listed Private Equity Companies include business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded closed-end funds, publicly traded financial institutions that lend to or invest in privately held companies and any other publicly traded vehicle whose purpose is to invest in private companies.


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outside the United States ("Foreign Funds").[3] You further state that the Funds purchase shares of Foreign Funds exclusively through secondary market transactions outside the United States.

You state that the Funds currently invest in investment companies, including certain Foreign Funds, in reliance on Section 12(d)(1)(F) of the 1940 Act. You state that the number of Listed Private Equity Companies is limited, and that the Funds seek more flexibility to invest in certain Foreign Funds to a greater extent than permitted under Section 12(d)(1)(F).

II. Analysis

Section 12(d)(1)(A) of the 1940 Act, in relevant part, generally prohibits a registered investment company from purchasing or otherwise acquiring securities issued by another investment company if immediately after the acquisition the registered investment company: (i) owns more than three percent of the outstanding voting stock of the acquired investment company ("3% Limit"); (ii) has more than five percent of its total assets invested in the acquired investment company ("5% Limit"); or (iii) has more than ten percent of its total assets invested in the acquired investment company and all other investment companies ("10% Limit"). Section 12(d)(1)(A) is designed to address certain abuses associated with the pyramiding of investment companies, such as undue influence over the acquired investment company, the layering of fees, and complex fund structures.[4]

Section 12(d)(1)(F) provides, in relevant part, that the limitations of Section 12(d)(1) shall not apply to a registered investment company's purchase or acquisition of securities issued by an investment company if immediately after the acquisition the registered investment company and all affiliated persons of the registered investment company do not own more than three percent of the outstanding voting stock of the acquired investment company. You state that each Fund will purchase or otherwise acquire shares of any investment company other than a Foreign Fund in accordance with the requirements of Section 12(d)(1)(F).

You state that certain Foreign Funds rely on the exclusion from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act ("Excluded Foreign Funds").[5] You state that a Fund's purchase or acquisition of securities of Excluded Foreign Funds therefore is not limited by Section 12(d)(1)(A) of the 1940 Act.[6] You state that other

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3 You state that Listed Private Equity Companies that are Foreign Funds may invest in private companies directly or indirectly through private equity funds, including proprietary private equity funds which they sponsor.

4 *See Public Policy Implications of Investment Company Growth*, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 312-324 (1966).

5 Your request does not address, and we do not express any view concerning, the circumstances under which a Foreign Fund may or may not be relying on Section 3(c)(1) or Section 3(c)(7).

6 *But see* Sections 3(c)(1) and 3(c)(7)(D) of the 1940 Act (stating generally that an issuer relying on Section 3(c)(1) or 3(c)(7) is deemed to be an investment company for purposes of the limitations set forth in Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the 1940 Act relating to the purchase or other acquisition by the issuer relying on Section 3(c)(1) or 3(c)(7) of any security issued by any registered investment company and the sale of any security issued by any registered open-end investment company to such issuer).

Foreign Funds may not be relying on an exclusion from the definition of investment company in the 1940 Act ("Subject Foreign Funds"). You state that a Fund's purchase or acquisition of securities of a Subject Foreign Fund therefore must comply with the limitations in Section 12(d)(1)(A) of the 1940 Act. As noted above, although the Funds currently invest in Subject Foreign Funds by relying on Section 12(d)(1)(F) of the 1940 Act, the Funds seek to invest in Subject Foreign Funds to a greater extent. Therefore, you request our assurance that we would not recommend enforcement action to the Commission under Section 12(d)(1)(A) of the 1940 Act against Red Rocks or a Fund if the Fund purchases or otherwise acquires shares of Subject Foreign Funds in excess of the limits in Section 12(d)(1)(A).

In support of your request, you assert that the abuses that Section 12(d)(1)(A) was intended to prevent are not implicated if the Funds invest in the Subject Foreign Funds as proposed. Specifically, you assert that, to the extent that the 3% Limit in Section 12(d)(1)(A) was designed to protect the acquired investment company from undue influence by the acquiring investment company and its affiliates, the Commission has no significant regulatory interest in protecting the Subject Foreign Funds. You also assert that, to the extent that the 5% and 10% Limits in Section 12(d)(1)(A) were designed to protect shareholders of the acquiring registered investment company from excessive layering of fees and a complex fund structure, Congress also has permitted certain types of funds of funds, such as those that invest in accordance with Section 12(d)(1)(F) of the 1940 Act, or invest in private investment companies that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. You also point out that each Fund's board of trustees oversees the Fund's fee structure, and that each Fund provides disclosure of the fees and expenses related to its investments in Foreign Funds in the Fund's prospectus fee table.[7] Finally, you represent that each Fund will comply with rule 12d1-3 under the 1940 Act as if it were relying on Section 12(d)(1)(F) with respect to its investments in the Subject Foreign Funds.[8]

III. Conclusion

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 12(d)(1)(A) of the 1940 Act against Red Rocks or a Fund if the Fund purchases or otherwise acquires shares of Subject Foreign Funds in excess of the limits in Section 12(d)(1)(A) of the 1940 Act.[9] This response expresses our views on enforcement action

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7 *See Fund of Funds Investments*, Investment Company Act Release No. 27399 (June 20, 2006) (adopting amendments to Form N-1A).

8 Rule 12d1-3 under the 1940 Act provides that a registered investment company that relies on Section 12(d)(1)(F) of the 1940 Act to acquire securities issued by an investment company may offer or sell any security it issues through a principal underwriter or otherwise at a public offering price that includes a sales load of more than 1 1/2 percent if any sales charges and service fees charged with respect to the acquiring investment company's securities do not exceed the limits set forth in rule 2830 of the Conduct Rules of the NASD applicable to a fund of funds.

9 You do not request our views on, and our response does not in any way address, Section 7(d) of the 1940 Act or any other provision under federal securities laws that may be relevant to a Fund's purchase of securities of a Foreign Fund, or a Foreign Fund's offer or sale of its securities to a Fund.

only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon the facts and representations made in your letter, any different facts or representations may require a different conclusion.



Lily C. Reid
Senior Counsel

VEDDER PRICE.

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

June 2, 2011

VIA E-MAIL AND FEDERAL EXPRESS

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Application of Section 12(d)(1)(A) of the Investment Company Act of 1940 to Investments by U.S. Registered Investment Companies in Non-U.S. Investment Companies

Dear Mr. Scheidt:

We are seeking your assurance that the staff of the Division of Investment Management (the "Staff") would not recommend enforcement action to the Securities and Exchange Commission (the "SEC" or "Commission") against Red Rocks Capital, LLC ("Red Rocks") or registered open-end management investment companies for which Red Rocks serves as investment adviser or sub-adviser (each an "Advised Fund" and collectively, the "Advised Funds") if the Advised Funds purchase securities of certain foreign funds in excess of the limits prescribed by Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act"). As further described below, we believe that such transactions do not raise the concerns that Congress sought to address in adopting those provisions.

I. Background

We represent Red Rocks, an asset management firm registered under the Investment Advisers Act of 1940, as amended, located in Golden, Colorado. The firm specializes in asset management services with respect to securities of listed private equity companies. Red Rocks serves as investment adviser or sub-adviser to institutional and high net worth individual clients, pooled investment vehicles, and the Advised Funds. Each Advised Fund is an open-end investment company or series thereof registered under the 1940 Act, and may be either diversified or non-diversified under Section 5(b)(1) of the 1940 Act.[1]

The Red Rocks Listed Private Equity℠ strategy invests in global, publicly traded private equity companies. Securities are selected from a proprietary database that identifies and tracks publicly traded (listed) private equity companies. A Red Rocks Listed Private Equity℠ portfolio typically is comprised of securities of approximately thirty (30) to fifty (50) listed private equity companies. The Listed Private Equity℠ strategy offered by Red Rocks is designed to provide investors with access to a diversified portfolio comprising an asset class that historically has been available exclusively to large, sophisticated institutions.

Each Advised Fund has an investment objective of seeking to maximize total return, and has adopted a policy of investing at least eighty percent (80%) of its assets in (i) securities of listed private equity companies, and (ii) derivatives that otherwise have the economic characteristics of listed private equity companies. Securities of listed private equity companies include securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a substantial portion (or a majority) of their assets invested in or exposed to private companies or have a stated intention of having a substantial portion (or a majority) of their assets invested in or exposed to private companies. Listed private equity companies may include, among others, business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded closed-end funds, publicly traded financial institutions that lend to or invest in privately held companies and any other publicly traded vehicles whose purpose is to invest in privately held companies. Accordingly, the Advised Funds may invest in issuers that invest in other investment companies.[2]

Certain foreign issuers in which the Advised Funds invest may be investment companies as defined in Section 3(a)(1) of the 1940 Act ("Foreign Funds"). The Foreign Funds are organized outside the United States. Shares of Foreign Funds in which the Advised Funds invest are traded on one or more recognized securities exchanges located outside the United States.

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[1] Red Rocks currently serves as sub-adviser with respect to the JNL/Red Rocks Listed Private Equity Fund (a diversified fund) and ALPS/Red Rocks Listed Private Equity Fund (a non-diversified fund).

[2] It is not unusual for listed private equity companies, particularly foreign companies, to invest in private companies directly and indirectly through private equity funds, including proprietary private equity funds which they sponsor.

The Advised Funds will acquire shares of Foreign Funds exclusively through secondary market transactions in "offshore transactions" as defined in Regulation S.[3]

The Advised Funds currently invest in securities of other investment companies in reliance on Section 12(d)(1)(F) of the 1940 Act, and currently comply with the provisions of Section 12(d)(1)(F) with respect to investments in Foreign Funds. Certain Foreign Funds may rely on the exclusion from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act,[4] and an investment by the Advised Funds in such a Foreign Fund would not be limited by the provisions of Section 12(d)(1)(A) of the 1940 Act. An Advised Fund's purchase or acquisition of securities of a Foreign Fund that is not relying on the exclusion in Section 3(c)(1) or 3(c)(7) (each a "Subject Foreign Fund") is subject to the provisions of Section 12(d)(1)(A).

Because the universe of listed private equity companies is limited, Red Rocks believes that the ability to invest in Subject Foreign Funds to a greater extent than permitted by Section 12(d)(1)(F) would afford the Advised Funds greater flexibility to pursue their investment objectives.

II. Relevant Law

Section 12(d)(1)(A) prohibits a registered investment company, and any companies controlled by such company, from purchasing or otherwise acquiring any security issued by any other investment company if immediately after such acquisition (i) the fund owns in the aggregate more than three percent of the outstanding voting stock of the acquired company ("3% Limit"), (ii) securities of the acquired company represent more than five percent of the assets of the acquiring company ("5% Limit") or (iii) securities issued by investment companies represent more than ten percent of the assets of the acquiring company ("10% Limit").

Section 12(d)(1) reflects an attempt by Congress to address certain abuses arising in connection with fund of funds structures including: (i) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs); (ii) diversification without any clear benefit; (iii) undue influence by a fund holding company over its underlying funds; (iv) the threat of large-scale redemptions of the securities of the underlying investment companies; and

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[3] Rule 902(h) under Regulation S defines "offshore transaction."

[4] *See* Exemptions for Adviser to Venture Capital Funds, Private Fund Advisers with Less Than $150 Million in Assets under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3111, at n.175 (Nov. 19, 2010).

(v) unnecessary complexity.[5] Section 12(d)(1)(F) provides that the limits of Section 12(d)(1) shall not apply to securities of other investment companies purchased or otherwise acquired by a registered investment company if (i) immediately after such purchase or other acquisition not more than three percent (3%) of the outstanding voting stock of such issuer is owned by such registered investment company and all affiliated persons of such registered investment company, (ii) certain criteria regarding sales loads are met, and (iii) voting rights are exercised in a manner consistent with Section 12(d)(1)(E).

III. Requested Relief

We request assurance that the staff of the Division of Investment Management would not recommend enforcement action to the Commission against Red Rocks or the Advised Funds if the Advised Funds invest in Subject Foreign Funds in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.[6]

Red Rocks believes that the abuses that Section 12(d)(1)(A) was intended to prevent are not implicated if the Advised Funds invest in the Subject Foreign Funds as proposed. Specifically, to the extent that the 3% Limit in Section 12(d)(1)(A) was designed to protect the acquired investment company from undue influence by the acquiring investment company and its affiliates, the Commission has no significant regulatory interest in protecting the Subject Foreign Funds. Further, to the extent that the 5% and 10% Limits in Section 12(d)(1)(A) were designed to protect shareholders of the acquiring registered investment company from excessive layering of fees and a complex fund structure, Congress also has permitted certain types of funds of funds, such as those that invest in accordance with Section 12(d)(1)(F) of the 1940 Act, or invest in private investment companies that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. In addition, each Advised Fund's board of trustees oversees the Fund's fee structure, and each Advised Fund provides disclosure of the fees and expenses related to its investments in Foreign Funds in the Fund's prospectus fee table.[7] Each Advised Fund will purchase or otherwise acquire shares of any investment company other than a Foreign Fund in accordance with the requirements of Section 12(d)(1)(F).

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[5] Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

[6] Each Advised Fund that is a diversified fund will treat its investments in any Foreign Fund as "other securities" for purposes of Section 5(b)(1) of the 1940 Act.

[7] *See Fund of Funds Investments,* Investment Company Act Release No. 27399 (June 20, 2006) (adopting amendments to Form N-1A).

Finally, each Advised Fund will comply with rule 12d1-3 under the 1940 Act as if it were relying on Section 12(d)(1)(F) with respect to its investments in the Subject Foreign Funds.[8]

IV. Conclusion

For the reasons discussed above, we respectfully request that the Staff assure us that it would not recommend enforcement action to the Commission under Section 12(d)(1)(A) of the 1940 Act against Red Rocks, or the Advised Funds, if the Advised Funds invest in securities of Subject Foreign Funds in excess of the limits of Section 12(d)(1)(A), as described herein.

* * * * *

Please contact Deborah Bielicke Eades at 312-609-7661, if you have any questions regarding this request.

Very truly yours,



Deborah Bielicke Eades
Shareholder

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[8] Rule 12d1-3 under the 1940 Act provides that a registered investment company that relies on Section 12(d)(1)(F) of the 1940 Act to acquire securities issued by an investment company may offer or sell any security it issues through a principal underwriter or otherwise at a public offering price that includes a sales load of more than 1 1/2 percent if any sales charges and service fees charged with respect to the acquiring investment company's securities do not exceed the limits set forth in Rule 2830 of the Conduct Rules of the NASD applicable to a fund of funds.